SEC MAIL PROCESSING
RECEIVED
FEB 25 2011
WASH, D.C. 200 SECTION

SECU 11017012 ISSION

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ANNUAL ~~AUDITED~~ REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 36868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Financial Plus, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2017 St. John Ave. Suite A
(No. and Street)

Dyersburg (City) TN (State) 38024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Thomas Hopper 731-285-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold PLLC
(Name – *if individual, state last, first, middle name*)

185 N. Church St (Address) Dyersburg (City) TN (State) 38024 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Thomas Hopper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Financial Plus, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

PATRICIA J. MOORE
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF DYER

Notary Public
EXPIRATION DATE 03-19-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FIRST CITIZENS FINANCIAL PLUS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2010 and 2009

FIRST CITIZENS FINANCIAL PLUS, INC.
TABLE OF CONTENTS

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

www.atacpa.net

185 North Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the accompanying statements of financial condition of First Citizens Financial Plus, Inc., (the Company) as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinate to general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Plus, Inc., as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 23, 2011

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
Assets		
Current Assets		
Cash and cash equivalents	$ 293,928	$ 232,077
Certificates of deposit	975,000	1,000,000
Accrued interest receivable	1,029	1,588
Prepaid expense	37,500	51,783
Commissions receivable	69,846	64,396
Total Current Assets	1,377,303	1,349,844
Fixed Assets		
Furniture and equipment, net	65,679	68,349
TOTAL ASSETS	**$ 1,442,982**	**$ 1,418,193**
Liabilities and Stockholders' Equity		
Current Liabilities		
Accrued taxes	$ 78,246	$ 69,517
Accrued commissions	23,818	36,804
Other liabilities	25,369	28,917
Total Current Liabilities	127,433	135,238
Stockholders' Equity		
Capital stock, $250 par value - 1,000 shares authorized; 807 shares issued and outstanding in 2010 and 2009	201,750	201,750
Additional paid-in capital	280,000	280,000
Retained earnings	833,799	801,205
Total Stockholders' Equity	1,315,549	1,282,955
Total Liabilities and Stockholders' Equity	**$ 1,442,982**	**$ 1,418,193**

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2010 and 2009

	2010	2009
Income		
Commissions earned	$ 1,080,414	$ 1,317,222
Interest income	6,001	16,826
Miscellaneous	8,015	8,828
Total Income	1,094,430	1,342,876
Expenses		
Salaries and employee benefits	485,506	444,505
Commissions	296,749	385,752
Occupancy expenses	64,829	61,855
Depreciation	14,244	15,609
Office expenses	8,866	9,013
Advertising	47,343	50,184
Affiliation fees	30,612	41,556
Other fees	5,376	9,581
Computer services	19,042	32,946
Regulatory costs	15,023	16,228
Professional services	35,099	16,909
Dues and subscriptions	2,953	4,010
Repair and maintenance	4,981	5,460
Travel and seminars	6,801	1,089
Other expenses	683	904
Total Expenses	1,038,107	1,095,601
Income before income taxes	56,323	247,275
Provision for income tax expense	23,729	95,724
Net Income	**$ 32,594**	**$ 151,551**
Earnings per share	**$ 40.39**	**$ 187.80**
Weighted average shares outstanding	**807**	**807**

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2010 and 2009

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2009	$ 201,750	$ 280,000	$ 649,654	$ 1,131,404
Net income			151,551	151,551
Balance - December 31, 2009	201,750	280,000	801,205	1,282,955
Net income			**32,594**	**32,594**
Balance - December 31, 2010	**$ 201,750**	**$ 280,000**	**$ 833,799**	**$ 1,315,549**

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATE TO GENERAL CREDITORS
Years Ended December 31, 2010 and 2009

	2010	2009
Total Liabilities	$ 127,433	$ 135,238
Liabilities Subordinate to General Creditors	$	$

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010 and 2009

	2010	2009
Operating Activities		
Net income	$ 32,594	$ 151,551
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for depreciation	14,244	15,609
Decrease (increase) in accrued interest receivable	560	191
Decrease (increase) in prepaid expenses	14,283	(45,433)
Decrease (increase) in commissions receivable	(5,450)	5,983
Increase (decrease) in accrued taxes	8,729	(6,213)
Increase (decrease) in accrued commissions	(12,986)	(712)
Increase (decrease) in other liabilities	(3,549)	(24,412)
Net Cash Provided (Used) by Operating Activities	**48,425**	**96,564**
Investing Activities		
Purchase of fixed assets	(11,574)	-
Redemption (purchase) of certificates of deposit	25,000	(100,000)
Net Cash Provided (Used) by Investing Activities	**13,426**	**(100,000)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	61,851	(3,436)
Cash and cash equivalents at beginning of year	232,077	235,513
Cash and Cash Equivalents at End of Year	**$ 293,928**	**$ 232,077**
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	**$ 15,000**	**$ 125,000**

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Note 1 - Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of First Citizens Financial Plus, Inc., conform to generally accepted accounting principles and are summarized as follows:

A. Organization

The Company was chartered on January 28, 1985, in the State of Tennessee as a wholly owned subsidiary of First Citizens National Bank, Dyersburg, Tennessee. The Company began operations on June 3, 1985. In December 1988, the Company was accepted as a member with the National Association of Securities Dealers (NASD) and was granted registration as a broker/dealer with the State of Tennessee. As required by the Securities Exchange Commission Act of 1934, under Rule X-17-F-la, First Citizens Financial Plus, Inc., is registered with the Securities Information Center. As of December 31, 2010 and 2009, the Company is in good standing with the Securities Information Center.

B. Nature of Operations

The Company provides securities, brokerage services, and investment advice to customers, primarily located in the West Tennessee area.

C. Basis of Accounting

The financial statements of the Company are presented using the accrual basis of accounting. Certain balances have been reclassified to conform to current year presentation.

D. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank and money market savings with a maturity date of less than ninety days.

F. Fixed Assets

Fixed assets of the Company are recorded at cost and are depreciated over their estimated useful lives utilizing the straight-line method.

G. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

H. Advertising Costs

Advertising costs are expensed as incurred.

Note 2 – Detailed Notes on Accounts

A. Income Taxes

First Citizens Financial Plus, Inc., files consolidated federal and state corporation income tax returns with its parent company and records as provision for income tax its proportionate share of the consolidated taxes.

As of December 31, 2010 and 2009, the financial statement and tax basis of assets and liabilities of First Citizens Financial Plus, Inc., are the same, and as a result, no deferred tax assets or liabilities exist.

B. Fixed Assets

Fixed assets used in the ordinary course of business are summarized as follows:

	2010	2009
Furniture and equipment	$ 255,547	$ 243,973
Less: accumulated depreciation	189,868	175,624
	$ 65,679	$ 68,349

C. Employee Stock Ownership Plan and 401(k) Plan

The employees of First Citizens Financial Plus, Inc., participate in the First Citizens National Bank of Dyersburg Employee Stock Ownership Plan (the "ESOP") and the First Citizens National Bank 401(k) Plan (the "401(k) Plan") maintained by the parent company, First Citizens National Bank. The 401(k) Plan was adopted October 1, 2000. The plans provide for a contribution annually not to exceed 25% of the total compensation of all participants and afford eligibility for participation to all full-time employees who have completed at least one year of service and are age 21 or older.

The Company contributes annually amounts equal to 3% of total eligible compensation to the 401(k) Plan and 7% of total eligible compensation to the ESOP through 2008. In 2009, the plan was changed to a discretionary percentage of total eligible compensation to the ESOP. The discretionary percentage of total eligible compensation for 2009 was 2%. Total eligible compensation for both plans consists of total compensation subject to income tax. Total eligible compensation includes any salary deferrals made through the 401(k) Plan and Section 125 Cafeteria Plan and is subject to maximum limits set annually by the IRS. Each participant may also elect to defer up to 75% of his or her pay into the 401(k) Plan, subject to dollar limitations imposed by law.

Cash contributions to the 401(k) Plan for the years ended December 31, 2010 and 2009 were $33,404 and $31,272, respectively. Cash contributions to the 401(k) and ESOP Plan are reported in Salaries and Employee Benefits on the Statement of Income.

D. Significant Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2010 and 2009, First Citizens Financial Plus, Inc. had deposits in the amount of $217,634 and $150,867, respectively, which were not insured.

E. Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

F. Obligation of Lease Payable

Beginning July 1, 2005, First Citizens National Bank, the parent company of First Citizens Financial Plus, Inc., entered into a 5 year lease agreement for office space for First Citizens Financial Plus, Inc., which is located at 2017 St. John Street, Dyersburg, Tennessee. First Citizens National Bank will pay $1,850 per month for the entire term of the lease and the rent shall be prorated for any partial month. Based on a review of the agreement, after five years First Citizens National Bank will have the option to renew the lease for an additional 5 year period at the same rental amount, then the lease agreement can be renewed for an additional five years for a rental fee of $2,460 per month commencing on July 1, 2015.

Future lease payments are as follows:

2011	$ 22,200
2012	22,200
2013	22,200
2014	22,200
2015	25,860
	$ 114,660

FIRST CITIZENS FINANCIAL PLUS, INC.
SUPPLEMENTARY INFORMATION
December 31, 2010 and 2009

	2010	2009
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory		
Net Capital		
Total Stockholders' Equity	$ 1,315,549	$ 1,282,955
Net Capital Requirement - Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 1,265,549**	**$ 1,232,955**
Aggregate Indebtedness		
Accrued liabilities	$ 127,433	$ 135,238
Total Indebtedness	**$ 127,433**	**$ 135,238**
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Broker/Dealer - Note 4		
Net Capital		
Total Stockholders' Equity	$ 1,315,549	$ 1,282,955
Less: adjustment for non-allowable items:		
Other assets	37,500	98,814
Furniture and fixtures	65,679	68,349
Haircuts on securities	6,021	4,927
Net Capital	1,206,349	1,110,865
Net Capital Requirement - Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 1,156,349**	**$ 1,060,865**
Reconciliation of Net Capital as reported on unaudited FOCUS Part II A Filing and Net Capital as shown above:		
Net capital per Part II A Filing	$ 1,206,349	$ 1,110,865
Net Capital	**$ 1,206,349**	**$ 1,110,865**
Aggregate Indebtedness		
Accrued liabilities	**$ 127,433**	**$ 135,238**
Ratio: Aggregate Indebtedness/Net Capital	10.56%	12.17%

See independent auditor's report.

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

www.atacpa.net

185 North Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

REPORT ON INTERNAL CONTROL

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

In planning and performing our audit of the financial statements of First Citizens Financial Plus, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 23, 2011

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

www.atacpa.net

185 North Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

February 23, 2011

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the financial statements of First Citizens Financial Plus, Inc., for the years ended December 31, 2010 and 2009 and have issued our report thereon dated February 23, 2011. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated April 26, 2010, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by First Citizens Financial Plus, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2010. We noted no transactions entered into by the Institution during the year that were both critical and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Management's Judgments and Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

Management's estimate of the accruals for commissions receivable and commissions payable is based on projections provided by the fund companies as well as historical information. We evaluated the key factors and assumptions used to develop the estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements, that in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Institution's financial reporting process (that is, cause future financial statements to be materially misstated). We proposed no audit adjustments that could, in our judgment, either individually or in the aggregate, indicate matters that could have a significant effect on the Institution's financial reporting process.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of the audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Institution's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship, and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing our audit

This information is intended solely for the use of the board of directors, others within the organization, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934, and the management of First Citizens Financial Plus, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Alexander Thompson Arnold PLLC

FIRST CITIZENS FINANCIAL PLUS, INC.

REPORT ON SIPC APPLYING AGREED-UPON PROCEDURES RELATED TO THE ENTITY'S SIPC ASSESSMENT RECONCILIATION

December 31, 2010

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

www.atacpa.net

185 North Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

Members of

American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by First Citizens Financial Plus, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Citizens Financial Plus, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Citizens Financial Plus, Inc.'s management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, one difference was noted in which the prior year overpayment was not applied to the current year.

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 23, 2011